SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

 (Title of Class of Securities)

708160106

 (CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Daniel S. Sternberg
Neil Whoriskey
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

September 28, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vornado Realty Trust 22-1657560

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,084,010 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,084,010 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,400,000 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 9.9% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/OO (real estate investment trust)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vornado Realty L.P. 13-3925979

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,084,010 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,084,010 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,400,000 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 9.9% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/PN

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) VNO Fashion LLC 27-3532027

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,084,010 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,084,010 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,584,010 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 7.9% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) VSPS I LLC 20-2496657

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,990 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 2% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

Item 1.                      Security and Issuer.

This statement relates to the common stock, par value $0.50 per share (“Common Shares”) of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6501 Legacy Drive, Plano, Texas 75024-3098.

Item 2.                      Identity and Background.

(a)-(c) and (f)                                This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”), Vornado Realty L.P., a Delaware limited partnership (“VRLP”), VNO Fashion LLC, a Delaware limited liability company (“Fashion”) and VSPS I L.L.C., a Delaware limited liability company (“VSPS”, and together with Vornado, VRLP and Fashion, the “Reporting Persons”).  The Reporting Persons entered into a joint filing agreement dated October 8, 2010, a copy of which is attached as Exhibit 1.

Vornado is a fully integrated real estate investment trust and VRLP is the operating partnership of Vornado.  Vornado serves as the general partner of VRLP and Vornado holds 92.5% of the Class A limited partnership interests of VRLP.  VRLP is the sole member of each of Fashion and VSPS.

The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I.  All of the persons listed in Schedule I are citizens of the United States of America.

(d) and (e)                      No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On September 28, 2010, Fashion acquired from Société Générale (“SG”) over-the-counter American-style call options to purchase 15,500,000 Common Shares (the “Call Options”) for an aggregate premium amount of $199,264,900.  See Item 6.  All of the funds required to acquire the Call Options were obtained from the capital of Vornado.

From September 29 to October 1, 2010, Fashion acquired an aggregate of 3,084,010 Common Shares in open market purchases for aggregate consideration (excluding commissions) of approximately $83,043,846.  All of the funds required to acquire such shares were obtained from the capital of Vornado.

On October 7, 2010, VSPS and Deutsche Bank AG, London Branch (“DB”) entered into a share forward transaction (the “Forward Transaction”) relating to 4,815,990 Common Shares.  All of the funds required to acquire such shares are expected to be obtained from the capital of Vornado.

Item 4.                      Purpose of Transaction.

The Reporting Persons believe that the Common Shares are undervalued and are an attractive investment.

The Reporting Persons expect to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Common Shares, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a) and (b)                      See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated in this Item 5 by reference.  As of October 8, 2010, the Reporting Persons beneficially owned an aggregate of 23,400,000 Common Shares (which includes Common Shares underlying the Call Options and the Forward Transaction), which, based on 236,443,580 Common Shares outstanding as of September 3, 2010 (according to the Issuer’s Quarterly Report on Form 10Q for the quarter ended July 31, 2010), represents approximately 9.9% of the outstanding Common Shares.  To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially own any Common Shares.

Pershing Square Capital Management, L.P. (“Pershing”) has filed a Report on Schedule 13D reporting its beneficial ownership of Common Shares.  The Reporting Persons and Pershing intend to consult with each other in connection with their respective investments in the Common Shares.  See Item 6. The Reporting Persons and Pershing have no agreements or understandings that grant any of the Reporting Persons or Pershing any voting or dispositive power over any of the other’s shares or create any limitation on the rights of either the Reporting Persons or Pershing to acquire, dispose of, hold or vote any Common Shares.  None of the Reporting Persons possesses any voting or dispositive power, sole or shared, over any of Pershing’s Common Shares and each of the Reporting Persons expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of Pershing’s Common Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates is the beneficial owner of any of such Common Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose.  The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Pershing contained herein.

(c)           Except as disclosed herein or set forth on Schedule II hereto, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Schedule I hereto.

(d)           No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons and Pershing intend to consult in connection with their respective investments in the Common Shares.  The Reporting Persons and Pershing consulted with each other in connection with their purchases of Common Shares and Pershing acted as Fashion's agent to execute certain transactions on its behalf, which agency has since been terminated.

Until either the Reporting Persons or Pershing notifies the other that it no longer wishes to do so, the Reporting Persons and Pershing intend to consult with each other on strategic matters relating to the Issuer and their investment in the Common Shares.  The Reporting Persons and Pershing have no agreements or understandings, written or otherwise, that grant any of the Reporting Persons or Pershing any voting or dispositive power over any of the other’s shares or create any limitation on the rights of either the Reporting Persons or Pershing to acquire, dispose of, hold or vote any Common Shares.

On September 28, 2010, Fashion acquired from SG the Call Options to purchase 15,500,000 Common Shares at the strike price of $12.2437 for an aggregate premium amount of $199,264,900.  All or a portion of the Call Options may be exercised by Fashion from time to time and may be settled in cash or by delivery of Common Shares at Fashion’s election.  Fashion may not elect to physically settle any of the Call Options until all required filings and any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have been made or have expired, as applicable (the “HSR Act Condition”).

A copy of the confirmation for the Call Options is attached hereto as Exhibit 2 and incorporated herein by reference.  The foregoing summary of the Call Options is qualified in its entirety by reference to the confirmation.

On October 7, 2010, VSPS and DB entered into the Forward Transaction.  DB has agreed to sell to VSPS, for settlement no later than October 12, 2012, 4,815,990 Common Shares at a per share forward price determined based on a formula.  At any time during the term of the Forward Transaction, VSPS may accelerate settlement of the Forward Transaction, in whole or in part, upon two business days’ notice to DB, and DB may accelerate settlement of the Forward Transaction, in whole or in part, upon one year’s notice to VSPS.  The Forward Transaction may be settled, at the election of VSPS, in cash or, upon satisfaction of the HSR Act Condition, by delivery of Common Shares in exchange for payment by VSPS of the forward price per share.  VSPS has agreed with DB that, while the Forward Transaction is outstanding, VSPS and its affiliates will not own or otherwise have economic exposure to more than 9.95% of the Common Shares outstanding at such time.

A copy of the confirmation for the Forward Transaction is attached hereto as Exhibit 3 and incorporated herein by reference.  The foregoing summary of the Forward Transaction is qualified in its entirety by reference to the confirmation.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement by and among the Reporting Persons
Exhibit 2.	Call Option Confirmation between Fashion and SG
Exhibit 3.	Forward Transaction Confirmation between VSPS and DB

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2010

VORNADO REALTY TRUST

By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner

	By:		/s/ JOSEPH MACNOW
	Name:		Joseph Macnow
	Title:		Executive Vice President- Finance and Administration, Chief Financial Officer

VNO FASHION LLC
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VSPS I L.L.C.
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

SCHEDULE I

Vornado Realty Trust

The following is a list of the trustees and executive officers of Vornado Realty Trust, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.  The business address of all of the individuals listed below is c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.  All of the individuals listed below are citizens of the United States.

Name	Present Principal Occupation or Employment

Steven Roth (Trustee of Vornado)
Chairman of the Board of Vornado, 888 Seventh Avenue, New York, New York 10019; managing general partner of Interstate Properties (“Interstate”), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Candace K. Beinecke (Trustee of Vornado)	Chairperson of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004-1482.

Anthony W. Deering (Trustee of Vornado)	Chairman of Exeter Capital, LLC, 2330 West Joppa Road, Suite 165, Lutherville, Maryland 21093.

Michael D. Fascitelli (Trustee of Vornado)	President and Chief Executive Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Robert P. Kogod (Trustee of Vornado)	President of Charles E. Smith Management LLC, a private investment firm, 2345 Crystal Dr. Ste. 1000, Arlington, VA 22202 (11th Floor).

Michael Lynne (Trustee of Vornado)	Principal of Unique Features, a motion picture company, 888 Seventh Avenue, New York, New York 10019 (Suite 1601).

David M. Mandelbaum (Trustee of Vornado)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).

Ronald G. Targan (Trustee of Vornado)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Richard R. West (Trustee of Vornado)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

Russell B. Wight, Jr. (Trustee of Vornado)	A general partner of Interstate (see details above).

Michael J. DeMarco	Executive Vice President of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Michelle Felman	Executive Vice President---Acquisitions of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

David R. Greenbaum	President of the New York City Office Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Christopher Kennedy	President of the Merchandise Mart Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Joseph Macnow	Executive Vice President---Finance and Administration and Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Sandeep Mathrani	Executive Vice President---Retail Real Estate of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear	President of Charles E. Smith Commercial Realty of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein	Executive Vice President---Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

SCHEDULE II

Transactions in Common Shares

For the period beginning 60 days prior to the date of this statement, the Reporting Persons set forth below effected the following transactions in Common Shares.  Unless otherwise indicated, all such transactions were effected in the open market.

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Average Price Per Share
VNO Fashion LLC	Purchase	September 29, 2010	1,434,010	$26.7854
VNO Fashion LLC	Purchase	September 30, 2010	1,250,000	$26.9247
VNO Fashion LLC	Purchase	October 1, 2010	400,000	$27.4436